FORM 4

 [  ]   Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   JANUARY 31, 2005  |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(h) of the Investment
            Company Act of 1940

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1.  Name and Address of Reporting Person

    SWISS REINSURANCE COMPANY
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       (Last)                      (First)                    (Middle)

    50/60 Mythenquai
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                                  (Street)

    Ch-8022 Zurich, Switzerland
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       (City)                      (State)                      (Zip)
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2.  Issuer Name and Ticker or Trading Symbol
    PartnerRe Ltd. (PRE)
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Day/Year

     5/2/03
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5.  If Amendment, Date of Original (Month/Day/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [  ] Director
    [X ] 10% Owner
    [  ] Officer (give title below)
    [  ] Other (specify title below)

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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    [  ] Form filed by One Reporting Person
    [X ] Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1.  Title of Security (Instr. 3)
    Common Stock, par value $1.00 per share
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2.  Transaction Date (Month/Day/Year)

    5/2/03
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2A. Deemed Execution Date, if any (Month/Day/Year)

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3.  Transaction Code (Instr. 8)
    F
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    Price:
    773,873 shares of Common Stock (A)

    271,238 shares of Common Stock (D)

    Price:  See explanation below

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5.  Amount of Securities Beneficially Owned Following Reported
    Transaction(s)
    (Instr. 3 and 4)

    a.   As to Swiss Reinsurance Company, 8,340,731 shares

    b. As to SwissRe Capital Management (Bermuda) Ltd., a wholly owned subsidiary of Swiss Reinsurance Company, 8,340,731 shares

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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

    a.    (I)

    b.    (D)

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7.  Nature of Indirect Beneficial Ownership (Instr. 4)

               Shares are directly held by Swiss Reinsurance Company's wholly-owned subsidiary, SwissRe Capital Management (Bermuda) Ltd.

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



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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3)

    a. Class B Warrants
    b. Class B Warrants
    c. Options (Right to Buy)
    d. Options (Right to Buy)
    e. Options (Right to Buy)
    f. Options (Right to Buy)
    g. Options (Right to Buy)
    h. Options (Right to Buy)
    i. Options (Right to Buy)
    j. Options (Right to Buy)
    k. Options (Right to Buy)
    l. Options (Right to Buy)

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2.  Conversion or Exercise Price of Derivative Security
    a. $17/sh
    b. $17/sh
    c. $20/sh
    d. $19.38/sh
    e. $24/sh
    f. $29.09/sh
    g. $31.84/sh
    h. $50.36/sh
    i. $40.12/sh
    j. $37.17/sh
    k. $51.95/sh
    l. $51.83/sh

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3.  Transaction Date (Month/Day/Year)
    May 2, 2003
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3A. Deemed Execution Date, if any (Month/Day/Year)

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4.  Transaction Code (Instr. 8)
    F
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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

    677,873 Class B Warrants and 96,000 options  (D)
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6.  Date Exercisable and Expiration Date (Month/Day/Year)
    a. 11/4/97 - 11/4/04
    b. 11/10/97 - 11/4/04
    c. 10/27/93 - 10/27/03
    d. 5/04/94 - 5/04/04
    e. 5/08/95 - 5/08/05
    f. 5/09/96 - 5/09/06
    g. 6/06/97 - 6/06/07
    h. 5/12/98 - 5/12/08
    i. 5/14/99 - 5/14/09
    j. 5/19/00 - 5/19/10
    k. 5/22/01 - 5/22/11
    l. 5/21/02 - 5/21/12
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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)
    a. 612,873 shares of Common Stock
    b. 65,000 shares of Common Stock
    c. 20,000 shares of Common Stock
    d. 6,000 shares of Common Stock
    e. 6,000 shares of Common Stock
    f. 6,000 shares of Common Stock
    g. 6,000 shares of Common Stock
    h. 12,000 shares of Common Stock
    i. 16,000 shares of Common Stock
    j. 8,000 shares of Common Stock
    k. 8,000 shares of Common Stock
    l. 8,000 shares of Common Stock

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8.  Price of Derivative Securities (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned Following Reported
    Transaction(s)
    (Instr. 4)

    0

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10. Ownership Form of Derivative Securities Beneficially Owned
    (Instr. 4)


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11. Nature of Indirect Beneficial Ownership (Instr. 4)


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EXPLANATION OF RESPONSES:

         On April 29, 2003, Swiss Reinsurance Company ("Swiss Re") transferred 96,000 options to acquire common shares, par value $1.00 ("Common Stock") of PartnerRe Ltd. (the "Company") to SwissRe Capital Management (Bermuda) Ltd. ("Capital Management") and Capital Management provided notice to the Company to exercise such 96,000 options and 677,873 Class B warrants. Pursuant to such exercise, Capital Management acquired 773,873 shares of Common Stock on May 2, 2003. The price for exercising such options and warrants was paid in shares of Common Stock. The exercise price of the options was 61,790 shares of Common Stock and the exercise price of the warrants was 209,448 shares of Common Stock. Following such exercise, Capital Management directly owns 8,340,731 shares of Common Stock.

            SWISS REINSURANCE COMPANY

            By:
            /s/  Andre Pfanner
            -------------------------
            Name:  Andre Pfanner
            Title: Member of Senior Management


            /s/ Flavia Diethelm
            -----------------------
            Name:  Flavia Diethelm
            Title: Member of Senior Management

            SWISSRE CAPITAL MANAGEMENT (BERMUDA) LTD.


            By:
            /s/ Stefan Schroeder
            -----------------------
            Name:  Stefan Schroeder
            Title: CEO

             /s/  Thomas Coffey
            ------------------------
            Name:  Thomas Coffey
            Title: Vice President



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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

    * If the Form is filed by more than one reporting person, see, Instruction 4(b)(v).

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.


Exhibit A

Additional Reporting Person:

SwissRe Capital Management (Bermuda) Ltd.

The address of such person is

Mintflower Place,
8 Par-la-Ville Road,
Hamilton HM GX, Bermuda.